Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO
CERTIFICATE OF INCORPORATION

OF
QUANERGY SYSTEMS, INC.

Kevin Kennedy hereby certifies that:

ONE: The name of this corporation is Quanergy Systems, Inc., a Delaware corporation (the “Corporation”) and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was February 7, 2022 (the “Current Certificate”).

TWO: He is the duly elected and acting Chief Executive Officer of the Corporation.

THREE: Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), this Certificate of Amendment to Certificate of Incorporation (this “Certificate of Amendment”) of this Corporation amends Article IV to read in its entirety as follows:

“The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is 310,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 300,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000, having a par value of $0.0001 per share.

Effective as of 4:01 p.m., Eastern time, on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware (the “Effective Time”), every 20 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock without increasing or decreasing the par value of each share of Common Stock (the “Reverse Split”); provided, however, that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on the New York Stock Exchange on the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware. The Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent.”

FOUR: The foregoing Certificate of Amendment has been duly adopted by this Corporation’s Board of Directors in accordance with the applicable provisions of Sections 141 and 242 of the DGCL.

FIVE: This Certificate of Amendment was approved by the holders of the requisite number of shares of said Corporation in accordance with Sections 228 and 242 of the DGCL.

SIX: All other provisions of the Current Certificate, as currently on file with the Secretary of State of the State of Delaware, shall remain in full force and effect.

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IN WITNESS WHEREOF, QUANERGY SYSTEM, INC. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 6th day of October, 2022.

QUANERGY SYSTEMS, INC.

By:	/s/ Kevin Kennedy
Kevin Kennedy
Chief Executive Officer